# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GameSquare Holdings, Inc., CIK 0001714562
CUSIP: 36468G202
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Date of event which requires filing of this statement: 10/26/2026
Amends the filing with accession number 0001193125-23-110737
Filed by CIK 0001972219
Persons authorized to receive notices and communications: Thomas Walker, One Cowboys Way, Suite 100, Frisco, Texas (TX), 75034, (972) 497-4900

## Reporting persons
- Blue & Silver Ventures, Ltd. (CIK 0001972219): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: other (OO); sole voting power 810,322; shared voting power 0; sole dispositive power 810,322; shared dispositive power 0; aggregate amount beneficially owned 810,322 (4.46% of the class)
  Comment: (1) Consists of (i) 768,452 shares of Common Stock held directly by Blue & Silver Ventures, Ltd. ("Blue & Silver") and (ii) 41,870 shares of Common Stock issuable upon the exercise of warrants held by Blue & Silver. The amounts reported herein give effect to the Issuer's 1-for-8 reverse stock split effective August 24, 2026.
  
  (2) The percentage of class was calculated based on 18,131,385 shares of Common Stock outstanding immediately following the closing of the transactions contemplated by the Contribution Agreement on October 26, 2026, plus 41,870 shares of Common Stock issuable upon the exercise of warrants held by Blue & Silver, which shares are deemed outstanding for purposes of calculating Blue & Silver's percentage beneficial ownership in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001
Name of issuer: GameSquare Holdings, Inc.
Address of issuer's principal executive offices: 6775 Cowboys Way, Ste. 1335, Frisco, Texas (TX), 75034
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the statement on Schedule 13D filed on April 21, 2023, as amended by Amendment No. 1 filed on October 23, 2023, Amendment No. 2 filed on April 27, 2026 and Amendment No. 3 filed on May 27, 2026 (as so amended, the "Schedule 13D"), with respect to Blue & Silver Ventures, Ltd. ("Blue & Silver"), relating to the common stock, par value $0.0001 per share (the "Common Stock"), of GameSquare Holdings, Inc., a Delaware corporation (the "Issuer").

This Amendment No. 4 is being filed to reflect a greater than 1% decrease in the percentage of Common Stock beneficially owned by Blue & Silver as a result of an increase in the number of outstanding shares of Common Stock of the Issuer and to report that Blue & Silver has ceased to be the beneficial owner of more than 5% of the outstanding Common Stock.

Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used in this Amendment No. 4 and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of October 26, 2026, Blue & Silver beneficially owned an aggregate of 810,322 shares of Common Stock, consisting of (i) 768,452 shares of Common Stock held directly by Blue & Silver and (ii) 41,870 shares of Common Stock issuable upon the exercise of warrants held by Blue & Silver. Such shares represented approximately 4.46% of the outstanding Common Stock, calculated in accordance with Rule 13d-3(d)(1)(i) under the Act based on 18,131,385 shares of Common Stock outstanding immediately following the closing of the transactions contemplated by the Contribution Agreement on October 26, 2026, plus 41,870 shares of Common Stock issuable upon exercise of the warrants held by Blue & Silver.

The decrease in Blue & Silver's percentage beneficial ownership resulted from an increase in the number of outstanding shares of Common Stock following the Issuer's issuance of 5,439,416 shares of Common Stock on October 26, 2026 in connection with the closing of the transactions contemplated by that certain Contribution Agreement, dated September 8, 2026, by and among the Issuer and the other parties thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.
Transactions in the class effected during the past sixty days: The Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On October 26, 2026, Blue & Silver ceased to be the beneficial owner of more than five percent of the outstanding Common Stock as a result of the increase in the number of outstanding shares of Common Stock described in this Item 5.

## Signatures
- Blue & Silver Ventures, Ltd.: /s/ Thomas Walker, Thomas Walker, Assistant Treasurer (11/04/2026)